Exhibit 21

     The following were the registrant's subsidiaries as of December 31, 1996, other than subsidiaries that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary at such date:


                                   Jurisdiction
                                        of
Name of Subsidiary                 Incorporation
------------------                 -------------
BHC Network Partner, Inc.             Delaware
Chris-Craft Television, Inc.          Delaware
     BHC Network Partner II, Inc.     Delaware
     BHC Network Partner III, Inc.    Delaware
     KCOP Television, Inc.            California
     Oregon Television, Inc.          Oregon
Pinelands, Inc.                       Delaware
United Television, Inc.               Delaware
     UTV of San Francisco, Inc.       California
     UTV of San Antonio, Inc.         Texas
     United Television Sales, Inc.    Delaware